Exhibit 99.1

GOLD RESERVE INC.
June 30, 2016
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			June 30, 2016	December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$42,477,569	$9,350,892
Marketable securities (Notes 5 and 6)			368,654	180,986
Deposits, advances and other			300,907	590,250
Total current assets			43,147,130	10,122,128
Property, plant and equipment, net (Note 7)			12,605,470	12,258,599
Total assets			$55,752,600	$22,380,727
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$1,100,707	$1,549,905
Accrued interest			2,379	2,388
Total current liabilities			1,103,086	1,552,293

Convertible notes and interest notes (Note 10)			44,608,335	39,671,870
Other (Note 10)			1,012,491	1,012,491
Total liabilities			46,723,912	42,236,654

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 11)			331,880,491	290,467,418
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2016…87,282,647	2015…76,447,147
Contributed Surplus (Note 10)			30,435,625	30,435,625
Stock options (Note 9)			17,367,006	20,523,325
Accumulated deficit			(370,911,180)	(361,351,373)
Accumulated other comprehensive income			256,746	69,078
Total shareholders' equity (deficit)			9,028,688	(19,855,927)
Total liabilities and shareholders' equity			$55,752,600	$22,380,727

Contingencies (Note 3)

Subsequent Event (Note 12)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            /s/ Patrick D. McChesney                                  /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
OTHER INCOME (LOSS)
Gain on disposition of marketable securities	$–	$–	$48,300	$–
Loss on sale of equipment	–	(9,432)	–	(9,432)
Interest	10,794	37	12,906	39
Gain on settlement of debt	1,592	–	1,592	–
Foreign currency gain (loss)	(3,354)	(1,353)	(8,845)	15,247
	9,032	(10,748)	53,953	5,854
EXPENSES
Corporate general and administrative	742,925	914,706	1,490,634	1,679,513
Exploration	53,377	63,890	114,929	122,062
Legal and accounting	74,196	36,707	267,464	128,446
Arbitral Award enforcement and collection (Note 3)	942,830	892,998	2,287,665	1,328,607
Equipment holding costs	274,334	192,069	483,801	390,308
Interest expense (Note 10)	2,558,883	2,342,336	4,969,267	4,522,703
	4,646,545	4,442,706	9,613,760	8,171,639

Net loss for the period	$(4,637,513)	$(4,453,454)	$(9,559,807)	$(8,165,785)

Net loss per share, basic and diluted	$(0.06)	$(0.06)	$(0.12)	$(0.11)
Weighted average common shares outstanding	83,754,792	76,077,647	81,212,491	76,077,647

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net loss for the period	$(4,637,513)	$(4,453,454)	$(9,559,807)	$(8,165,785)
Other comprehensive income, net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain on marketable securities,
net of tax of nil (Note 6)	54,887	40,273	187,668	68,216
Other comprehensive income	54,887	40,273	187,668	68,216
Comprehensive loss for the period	$(4,582,626)	$(4,413,181)	$(9,372,139)	$(8,097,569)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Six Months Ended June 30, 2016 and the Year Ended December 31, 2015

(Unaudited - Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares	Equity Units	Amount
Balance, December 31, 2014	76,077,547	100	$ 289,326,172	$ 11,682,644	$ 543,915	$ 20,669,308	$ (343,215,476)	$ 17,004
Net loss							(18,135,897)
Other comprehensive income								52,074
Stock option compensation						315,273
Fair value of options exercised			461,256			(461,256)
Equity Units converted to shares	100	(100)
Warrant expiration				543,915	(543,915)
Equity component of convertible
notes (Note 10)				18,209,066
Common shares issued for:
Option exercises	369,500		679,990
Balance, December 31, 2015	76,447,147	–	290,467,418	30,435,625	–	20,523,325	(361,351,373)	69,078
Net loss							(9,559,807)
Other comprehensive income								187,668
Stock option compensation						11,781
Fair value of options exercised			3,168,100			(3,168,100)
Common shares issued for:
Private placement	8,562,500		34,108,113
Option exercises	2,273,000		4,136,860
Balance, June 30, 2016	87,282,647	–	$ 331,880,491	$ 30,435,625	–	$ 17,367,006	$ (370,911,180)	$ 256,746

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash Flows from Operating Activities:
Net loss for the period	$(4,637,513)	$(4,453,454)	$(9,559,807)	$(8,165,785)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	3,601	222,203	11,781	281,524
Depreciation	1,512	1,788	3,129	3,750
Gain on settlement of debt	(1,592)	–	(1,592)	–
Loss on sale of equipment	–	9,432	–	9,432
Gain on disposition of marketable securities	–	–	(48,300)	–
Accretion of convertible notes	2,544,408	2,328,009	4,940,465	4,494,048
Changes in non-cash working capital:
Net decrease in deposits and advances	146,346	243,895	289,343	175,564

Net increase (decrease) in accounts payable   and accrued expenses

	(300,956)	192,581	(449,207)	186,958
Net cash used in operating activities	(2,244,194)	(1,455,546)	(4,814,188)	(3,014,509)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	–	–	(350,000)	–
Proceeds from sales of equipment	–	165,000	–	165,000
Proceeds from disposition of marketable securities	–	–	48,300	–
Net cash provided by (used in) investing activities	–	165,000	(301,700)	165,000
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	34,108,113	–	38,244,973	–
Settlement of debt	(2,408)	–	(2,408)	–
Net cash provided by financing activities	34,105,705	–	38,242,565	–
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	31,861,511	(1,290,546)	33,126,677	(2,849,509)
Cash and cash equivalents - beginning of period	10,616,058	4,880,184	9,350,892	6,439,147
Cash and cash equivalents - end of period	$42,477,569	$3,589,638	$42,477,569	$3,589,638

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects. We are an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our activities relate to enforcement and collection efforts associated with the September 2014 Arbitral Award in connection with Venezuela's seizure of our mining project known as the Brisas Project (See Note 3, Arbitral Award Enforcement) and more recently, the execution of a settlement agreement (the "Settlement Agreement") with Venezuela in regards to the Arbitral Award and the acquisition of our Mining Data (See Note 12, Subsequent Event). In February 1999 each Gold Reserve Corporation shareholder exchanged their shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which were comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to one Class A common share of Gold Reserve Inc. As of December 31, 2015, all equity units had been converted to Class A common shares.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and five other subsidiaries which were formed to hold our interest in our foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and related notes included in our Annual Report on Form 40-F for the year ended December 31, 2015.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $12.2 million and it is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture and office equipment is depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan"). Each Unit (each, a "Retention Unit") granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Class A common Share (1) on the date the Retention Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. We will not accrue a liability for these Retention Units until and unless events required for vesting of the units occur.  Stock options and Retention Units granted under the respective plans become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the contractual life of the notes, with the resulting charge recorded as interest expense.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Contingent Value Rights. Contingent value rights ("CVRs") are obligations arising from the disposition of a portion of the rights to future proceeds of the Arbitral Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data") that we compiled.

Warrants. Common share purchase warrants ("Warrants") issued by us entitle the holder to acquire our common shares at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.      New Accounting Policies:

Adopted in the year

In April 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this ASU did not have a significant impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update was effective for us commencing with the annual period ending after December 15, 2016 and has not had a significant impact on our financial statements.

Recently issued accounting pronouncements

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2016. We are still in the process of evaluating the impact of this standard.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for us commencing with the annual period ending after December 15, 2017. We are still in the process of evaluating the impact of this standard.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period ending after December 15, 2017. We do not expect the adoption of this standard will have a significant impact on our financial statements.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 3.      Arbitral Award Enforcement and Collection:

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

On September 22, 2014, the ICSID Tribunal unanimously awarded us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually. Since the Award was issued, we have diligently pursued enforcement and collection of the Award in France, England, Luxembourg and the United States.

On February 24, 2016, we entered into a Memorandum of Understanding (the "MOU") with the Venezuelan government that contemplated settlement, including payment and resolution, of the amounts provided in the Award (including pre and post award interest and legal costs) by the ICSID Tribunal in respect of the Brisas Project, an amount to be agreed to by the parties in exchange for the Company’s Mining Data, as well as the combined development of the Brisas and the adjacent Cristinas gold-copper project by the parties.

On August 8, 2016, we announced the execution of a settlement agreement (the "Settlement Agreement") with Venezuela and an agreement to form a jointly owned company (the "Mixed Company") to develop the Brisas Cristinas gold copper mining project (see Note 12, Subsequent Event).

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein), contingent legal fees of approximately $1.8 million which will become payable upon the collection of the Award or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award and/or sale of the Mining Data. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause.

We also maintain the Gold Reserve Director and Employee Retention Plan (See Note 9).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

We also have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Arbitral Award and/or the disposition of the Mining Data related to the development of the Brisas Project.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 4.      Cash and Cash Equivalents:

	June 30,	December 31,
	2016	2015
Bank deposits	$7,888,375	$9,278,730
Money market funds	34,589,194	72,162
Total	$42,477,569	$9,350,892

Note 5.      Marketable Securities:

	June 30,	December 31,
	2016	2015
Fair value at beginning of year	$180,986	$175,541
Impairment loss	–	(46,629)
Increase in market value	187,668	52,074
Fair value at balance sheet date	$368,654	$180,986

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of June 30, 2016 and December 31, 2015, marketable securities had a cost basis of $111,908.

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the trading history of the Old Notes (as defined in Note 10).

	Fair value June 30, 2016	Level 1	Level 2
Marketable securities	$368,654	$368,654	$–
Convertible notes and interest notes	$84,681,723	$–	$84,681,723

	Fair value December 31, 2015	Level 1	Level 2
Marketable securities	$180,986	$180,986	$–
Convertible notes and interest notes	$50,268,471	$–	$50,268,471

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
June 30, 2016
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	519,832	(498,454)	21,378
Leasehold improvements	41,190	(41,190)	–
Mineral property	350,000	–	350,000
	$13,145,114	$(539,644)	$12,605,470

		Accumulated
	Cost	Depreciation	Net
December 31, 2015
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	519,832	(495,325)	24,507
Leasehold improvements	41,190	(41,190)	–
	$12,795,114	$(536,515)	$12,258,599

Machinery and equipment consists of infrastructure and milling equipment previously intended for use on the Brisas Project. On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the “Precious Metals Royalty”) and (ii)  base metals produced and recovered from the Property equal to 1% of  net smelter returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million

Note 8.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2015 were approximately $150,000. As of June 30, 2016, no contributions by the Company had been made for plan year 2016.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a "rolling" 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. As of June 30, 2016, there were 1,519,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange ("TSXV") and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

Share option transactions for the six months ended June 30, 2016 and 2015 are as follows:

	2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,643,500	$ 2.43	5,698,000	$ 2.31
Options exercised	(2,273,000)	1.82	-	-
Options granted	-	-	315,000	3.90
Options outstanding - end of period	3,370,500	$ 2.85	6,013,000	$ 2.40

Options exercisable - end of period	3,345,500	$ 2.84	5,834,663	$ 2.35

The following table relates to stock options at June 30, 2016:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	875,000	$1.92	$2,301,250	4.94	875,000	$1.92	$2,301,250	4.94
$2.89	1,620,500	$2.89	2,690,030	0.59	1,620,500	$2.89	2,690,030	0.59
$3.00	250,000	$3.00	387,500	1.95	250,000	$3.00	387,500	1.95
$3.89	100,000	$3.89	66,000	3.71	75,000	$3.89	49,500	3.71
$3.91	215,000	$3.91	137,600	9.00	215,000	$3.91	137,600	9.00
$4.02	310,000	$4.02	164,300	8.07	310,000	$4.02	164,300	8.07
$1.92 - $4.02	3,370,500	$2.85	$5,746,680	3.14	3,345,500	$2.84	$5,730,180	3.13

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

During the six months ended June 30, 2016 and 2015, the Company granted NIL and 315,000 stock options, respectively. In the first six months of 2016, approximately 2.3 million outstanding options were exercised for net proceeds to the Company of approximately $4.1 million. The Company recorded non-cash compensation expense during the six months ended June 30, 2016 and 2015 of $11,781 and $281,524, respectively for stock options granted in 2015 and prior periods.

The weighted average fair value of the options granted in the first six months of 2015 was calculated at $0.85. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.66%
Expected term	2 years
Expected volatility	38%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon: (1) collection of Arbitral Award proceeds from the ICSID arbitration process and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of June 30, 2016 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $8.1 million.

Note 10.    Convertible Notes and Interest Notes:

During the second quarter of 2014, we extended the maturity date of approximately $25.3 million convertible notes from June 29, 2014 to December 31, 2015 and issued approximately $12.0 million of additional convertible notes also maturing December 31, 2015, net of costs of approximately $1.3 million. Approximately $27.2 million of the notes were issued to affiliated funds and considered to be related party transactions.

During the fourth quarter of 2015, we issued approximately $13.4 million of new convertible notes (the "New Notes") due December 31, 2018 and modified, amended and extended the maturity date of approximately $43.7 million of outstanding convertible notes, interest notes and accrued interest (the "Modified Notes") from December 31, 2015 to December 31, 2018, together with the New Notes, (the "2018 Notes"). The New Notes are comprised of approximately $12.3 million with an original issue discount of 2.5% of the principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee.

The total cost of the new issuance and restructuring of the 2018 Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

Approximately $30.7 million of the Modified Notes and $10.7 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of our common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The Modified Notes include convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014. Pursuant to a 2012 restructuring, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of our then current obligations), actually received by us with respect to the Brisas Arbitration proceedings and/or disposition of the Mining Data.

The 2018 Notes bear interest at a rate of 11% per year, which will be accrued quarterly, be issued in the form of a note ("Interest Notes" and, together with the 2018 Notes, the "Notes") and be payable in cash at maturity.  The 2018 Notes are convertible, at the option of the holder, into 333.3333 Class A common shares per $1,000 principal amount (equivalent to a conversion price of $3.00 per common share) at any time upon prior written notice to us. The Notes are senior obligations, secured by substantially all of our assets and are subject to certain other terms including restrictions regarding  the pledging of our assets and incurrence of certain capital expenditures or additional indebtedness without consent of note holders; and participation rights in future equity or debt financing.

We also have outstanding $1.0 million notes issued in May 2007 ("2022 Notes") with a maturity date of June 15, 2022. The 2022 Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Notes into our Class A common shares at a conversion price of $7.54 per common share.

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of June 30, 2016 is comprised of approximately $39.8 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes held by note holders who declined to participate in the note restructuring effected in 2012 and post restructuring Interest Notes of approximately $3.7 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the Convertible Notes with the resulting charge recorded as interest expense.

The Notes are the Company's secured indebtedness and are subject to certain terms including: (1) the Mining Data related to the development of the Brisas Project and any award related to the Brisas Arbitration may not be pledged without consent of holders comprising at least 75% in aggregate principal amount of outstanding Notes; (2) subject to certain exceptions, we may not incur any additional indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Notes; (3) each holder of the Notes will have the right to participate, on a pro-rata basis based on the amount of equity it holds, including Class A common shares issuable upon conversion of convertible securities, in any future equity (or equity-linked) or debt financing; (4) the Notes shall be redeemable on a pro-rata basis, by us at the note holders’ option, for an amount of cash equal to 120% of the outstanding principal balance upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) our receipt of proceeds from the sale of the Mining Data related to the development of the Brisas Project; provided we shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed an aggregate of $500,000 in any 12-month period without the prior consent of holders of a majority in the aggregate principal amount of the outstanding Notes; (6) subject to certain exceptions, we shall not incur, create or suffer to exist any liens securing indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Notes; and (7) we shall not agree with any holder of the Notes to any amendment or modification to any terms of any security issued under the indenture governing the Notes, provide any fees or other compensation whether in cash or in-kind to any holder of such securities, or engage in the repurchase, redemption or other defeasance of any such security without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In accordance with accounting standards, we allocated the 2018 Notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at an effective interest rate of 27% which was the estimated market rate for a similar liability that does not have an associated equity component. The equity portion of the 2018 Notes was estimated using the residual value method at approximately $18.2 million net of issuance costs which were allocated pro rata between the equity and liability components. The fair value of the liability component is accreted to the face value of the 2018 Notes using the effective interest rate method over the expected life of the 2018 Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.5 million in the fourth quarter of 2015 due to the unamortized discount remaining on the Modified Notes prior to the restructuring. As of June 30, 2016, we had $58.1 million face value of Convertible Notes and $3.7 million face value of Interest Notes outstanding.

Note 11.    Common Shares:

On May 17, 2016, we closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the “Private Placement”). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share.

The proceeds will be used for general working capital purposes. No commission or finder’s fee was paid in connection with the Private Placement. The shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and are subject to a hold period in Canada of four months and a day from their date of issuance.

During the first quarter of 2016, certain directors, officers, employees and consultants exercised approximately 2.3 million outstanding options that were expiring at exercise price of $1.82. As a result, we received net proceeds from the exercise of approximately $4.1 million.

Note 12.    Subsequent Event:

On August 8, 2016, we announced the execution of a settlement agreement (the "Settlement Agreement") with Venezuela, which includes payment of the Award (including interest) of approximately $770 million and acquisition of our Mining Data by Venezuela for $240 million. We also agreed to form a jointly owned company (the "Mixed Company") to develop the Brisas Cristinas gold copper mining project.  Generally, the terms of our agreements include the following:

•         Payment of the Award in respect of the Brisas project which amounts to approximately $770 million, including accrued interest up to February 24, 2016, in two installments, $600 million due on or before October 31, 2016 and the remaining approximately $170 million on or before December 31, 2016. Venezuela has agreed to use the proceeds from any financing it closes after the execution of this agreement to pay the amounts owed under this agreement in preference to any other creditor;

•         The acquisition of our technical mining data by Venezuela for $240 million, payable in four quarterly installments of $50 million beginning October 31, 2016, with a fifth and final installment of $40 million due on or before October 31, 2017. After the final payment, the technical mining data will be transferred to the Venezuelan National Mining Database;

•         A temporary suspension of our legal enforcement of the Award until final payment is made by Venezuela while maintaining our right to terminate the Settlement Agreement by written notice, without requiring any decision from any judicial authority if the two installments with respect to the payment of the Award are not received within the periods provided in the Settlement Agreement. With the final payment we have agreed to cease all legal activities related to the collection of the Award;

•         The parties have agreed that the Mixed Company will hold the gold, copper, silver and other strategic mineral rights to an area within Bolivar State, including the Brisas Cristinas deposit, which will be beneficially owned 55% by Venezuela and 45% by us and be comprised of seven individual directors, four appointed by Venezuela and three by us. We have agreed to work with Venezuela to complete financing(s) to fund the contemplated $2.1 billion anticipated capital costs of the Brisas Cristinas project;

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

•         We have agreed to initially provide, under a technical services agreement, engineering, procurement and construction services to the Mixed Company for a fee of five percent (5%) of all costs of construction and development of the project and upon commencement of commercial production a fee of five percent (5%) of the technical assistance costs during operations. The mining project term is 40 years (20 years with two 10 year extensions);

•         The parties have agreed that the Mixed Company will be authorized to export and sell its concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela, maintain proceeds from such sales in off-shore US dollar accounts as well as maintain funds associated with financing of future capital in US dollar accounts. Conversion of funds required for local in-country obligations will be converted at the most favorable exchange rate offered by Venezuela;

•         The parties have agreed that Presidential Decrees will be issued within the legal framework of the "Orinoco Mining Arc”, providing all mixed companies operating in the defined area (including the Mixed Company), exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the mixed companies by the parties. The mixed companies will have the benefit of the same cost of electricity, diesel and gasoline as that incurred by the government or related entities;

•         The parties have agreed to participate in the net profits of the Mixed Company, in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce.  For sales up to $1600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1600 per ounce, the incremental amount will be allocated 70% and 30%, respectively. With gold sales at $1600 and $3500 per ounce, net profits will be allocated at 55% - 45% and 60.5% - 39.5%, respectively;

•         The parties have agreed that the Mixed Company will pay a net smelter return royalty (NSR) to Venezuela on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years and 7% thereafter;

•         If Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives, Venezuela has agreed to use its best efforts to grant to the Mixed Company similar terms applicable to the Brisas Cristinas project (See Note 3. Arbitral Award Enforcement and Collection).

•         Venezuela has agreed to indemnify us against future legal actions associated with the Brisas Cristinas Project.